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                                                        Exhibit (a)(5)(G)

FOR IMMEDIATE RELEASE
For Further Information
Contact:  Angela D. Toppi
Executive Vice President & CFO
203/853-4321
atoppi@trans-lux.com


            TRANS-LUX ANNOUNCES UPWARD ADJUSTMENT IN NOTES ISSUED IN EXCHANGE OFFER FOR 7 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2006

NORWALK, CT, May 4, 2004 - Trans-Lux Corporation (AMEX:TLX), a leading supplier of programmable electronic information displays and owner/operator of cinemas, today announced that its Exchange Offer, pursuant to which Trans-Lux Corporation offered to exchange (the "Exchange Offer") $1,000 principal amount of its new 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 ("New Notes") for each $1,000 principal amount of its 7 1/2% Convertible Subordinated Notes due 2006 ("Old Notes") and expired on April 14, 2004, was even more successful than reported on April 15, 2004, as it actually received $17,868,000 principal amount of Old Notes, for which it has issued a like number of New Notes. The adjustment was due to a miscommunication with the Depository Trust Company, in which the Old Notes withdrawn in the amount of $1,158,000 had been counted twice.

Trans-Lux is a worldwide, full-service provider of integrated multimedia systems for today's communications environments. The essential elements of these systems are the real-time, programmable electronic information displays the Company manufactures, distributes and services. Designed to meet the evolving communications needs of both the indoor and outdoor markets, these displays are used primarily in applications for the financial, banking, gaming, corporate, transportation, entertainment and sports industries. In addition to its display business, the Company owns and operates a chain of motion picture theatres in the western Mountain States.

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